FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C.  20549

_____________

REPORT OF FOREIGN ISSUER

Pursuant to Rule 13a-16 or 15d-16 of the Securities Exchange Act of 1934

For July 16, 2009

PETAQUILLA MINERALS LTD. (File #000-26296)

(Translation of registrant's name into English)

Suite 410, 475 West Georgia Street., Vancouver, British Columbia, Canada V6B 4M9

(Address of principal executive offices)

Attachments:

1.

News Release dated July 16, 2009; and

2.

Material Change Report dated July 16, 2009 (re: July 16, 2009, news release)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F    ✓       Form 40-F _____

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes           No  __✓ _

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):   82-________________

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf of the undersigned, thereunto duly authorized.

PETAQUILLA MINERALS LTD.
(Registrant)

Date: July 16, 2009	By:	“Richard Fifer”
(Name)

	Its:	President and Chief Executive Officer
(Title)

Trading Symbols: TSX: PTQ OTCBB: PTQMF FWB: P7Z

NEWS RELEASE

Petaquilla Provides Update on the Commissioning of the Molejon Gold Plant

Vancouver, BC – July 16, 2009:  Petaquilla Minerals Ltd. (the “Company”) is pleased to announce that in the process of commissioning the Molejon Gold Plant, it has produced approximately 9,525 ounces of gold and 3,195 ounces of silver since April 7, 2009.

The Company has produced a total of 3,781 ounces of gold and 1,144 ounces of silver in the first 15 days of July and estimates production for the month of July to be approximately 6,500 ounces.

The Company is bringing its third ball mill and the full crushing plant into operation and expects commercial production to commence in August 2009.

About Petaquilla Minerals Ltd. - Petaquilla Minerals Ltd. is an emerging gold producer commissioning the operation of its gold processing plant at its 100% owned Molejon Gold Project. Anticipated throughput for the project during the first year of commercial production is estimated to be 2200 tonnes per day.  The plant utilizes three ball mills and a carbon-in-pulp processing facility.

On behalf of the Board of Directors of
PETAQUILLA MINERALS LTD.

Richard Fifer
President and Chief Executive Officer

FOR FURTHER INFORMATION PLEASE CONTACT:
Petaquilla Minerals Ltd.
Phone: (604) 694-0021 Fax: (604) 694-0063
Toll free: 1-877-694-0021
www.petaquilla.com

NO STOCK EXCHANGE HAS APPROVED OR DISAPPROVED
THE INFORMATION CONTAINED HEREIN.

FORM 51-102F3

MATERIAL CHANGE REPORT

Item 1.

Name and Address of Company

Petaquilla Minerals Ltd. (the “Company”)

410 - 475 West Georgia Street

Vancouver, British Columbia

V6B 4M9

Item 2.

Date of Material Change

July 16, 2009

Item 3.

News Release

The Company’s news release dated July 16, 2009, was disseminated by Marketwire, Incorporated on July 16, 2009.

Item 4.

Summary of Material Change

The Company announced that in the process of commissioning the Molejon Gold Plant, it has produced approximately 9,525 ounces of gold and 3,195 ounces of silver since April 7, 2009.

Item 5.

Full Description of Material Change

For a full description of the material change, please see Schedule “A”.

Item 6.

Reliance on subsection 7.1(2) or (3) of National Instrument  5 1-102

Not Applicable.

Item 7.

Omitted Information

Not Applicable.

Item 8.

Executive Officer

Richard Fifer, President and Chief Executive Officer of the Company, can be contacted at (604) 694-0021.

Item 9.

Date of Report

Dated July 16, 2009

PETAQUILLA MINERALS LTD.

Per:

“Richard Fifer”

Richard Fifer

President and Chief Executive Officer

SCHEDULE “A”

NEWS RELEASE FOR:

PETAQUILLA MINERALS LTD.

Contact person:

Richard Fifer

Contact Telephone number:

604-694-0021

Trading Symbols: TSX: PTQ OTCBB: PTQMF FWB: P7Z

NEWS RELEASE

Petaquilla Provides Update on the Commissioning of the Molejon Gold Plant

Vancouver, BC – July 16, 2009:  Petaquilla Minerals Ltd. (the “Company”) is pleased to announce that in the process of commissioning the Molejon Gold Plant, it has produced approximately 9,525 ounces of gold and 3,195 ounces of silver since April 7, 2009.

The Company has produced a total of 3,781 ounces of gold and 1,144 ounces of silver in the first 15 days of July and estimates production for the month of July to be approximately 6,500 ounces.

The Company is bringing its third ball mill and the full crushing plant into operation and expects commercial production to commence in August 2009.

About Petaquilla Minerals Ltd. - Petaquilla Minerals Ltd. is an emerging gold producer commissioning the operation of its gold processing plant at its 100% owned Molejon Gold Project. Anticipated throughput for the project during the first year of commercial production is estimated to be 2200 tonnes per day.  The plant utilizes three ball mills and a carbon-in-pulp processing facility.

On behalf of the Board of Directors of
PETAQUILLA MINERALS LTD.

Richard Fifer
President and Chief Executive Officer

FOR FURTHER INFORMATION PLEASE CONTACT:
Petaquilla Minerals Ltd.
Phone: (604) 694-0021 Fax: (604) 694-0063
Toll free: 1-877-694-0021
www.petaquilla.com

NO STOCK EXCHANGE HAS APPROVED OR DISAPPROVED
THE INFORMATION CONTAINED HEREIN.